VIA EDGAR

January 19, 2023

Empatan Public Limited Company

Mespil Business Centre

Mespil House, Sussex Road

Dublin 4, Ireland, D04 T4A6

Jeff Kauten

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:     Empatan Public Limited Company

Amendment No. 5 to Registration Statement on Form F-4

Filed January 12, 2023

File No. 333-267301

Dear Mr. Kauten:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Empatan Public Limited Company (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-267301) filed by the Registrant on September 6, 2022 as amended by Amendment No. 1 filed on October 28, 2022, Amendment No. 2 filed on October 31, 2022, Amendment No. 3 filed on November 29, 2022, Amendment No. 4 filed on December 28, 2022, and Amendment No. 5 filed on January 12, 2023 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 12:00 p.m., Eastern time, on January 19, 2023, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1. should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Joshua M. Samek, Esq. of DLA Piper LLP (US), counsel to Lionheart III Corp, at (305) 423-8500 or via email at Joshua.Samek@us.dlapiper.com. In addition, please notify Mr. Samek when this request for acceleration has been granted.

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Very truly yours,

Empatan Public Limited Company

By:	/s/ Haggai Alon
Name: Haggai Alon
Title: Director, Principal Executive Officer

cc:     Joshua Samek

DLA Piper LLP (US)